FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC SIGNS AGREEMENT TO ACQUIRE A STAKE IN UTI BANK

HSBC Asia Pacific Holdings (UK) Limited, a wholly owned subsidiary of The Hongkong and Shanghai Banking Corporation Limited, has entered into an agreement to acquire a 14.71 per cent equity stake in UTI Bank Limited, a retail bank in India, from CDC Financial Services (Mauritius) Limited and South Asia Regional Fund, for a consideration of INR3.06 billion (US$66.42 million). In addition, HSBC will have the option to acquire an additional 5.37 per cent of UTI Bank Limited from CDC Financial Services (Mauritius) Limited at a consideration of INR1.12 billion (US$24.26 million).

HSBC will also be making an open offer to UTI Bank’s shareholders to buy at least an additional 20 per cent of UTI Bank at an offer price of INR90 per share (US$1.95 per share). This offer is in accordance with Indian regulations.

With some 200 branches and extension counters and over 1000 ATMs nationwide, UTI Bank has one of the largest retail banking networks amongst private sector banks in India. It offers a comprehensive range of corporate banking, retail lending and deposit products and an Internet banking service to its 1 million customers. UTI Bank was established as a private sector bank in 1994, by Unit Trust of India (UTI), which is owned by the Government of India and is India’s first and largest asset management company. UTI Bank is listed on the Mumbai, Ahmedabad and National stock exchanges in India and had deposits of INR166 billion (US$3.6 billion) at September 2003.

David Eldon, Chairman of The Hongkong and Shanghai Banking Corporation Limited, said: "This is an investment in a well managed local financial institution which will allow us to participate more fully in the fast growing financial sector in India. We have had a long history in India of over 150 years and with this new investment, we aim to strengthen our presence in this dynamically growing economy."

The agreement and open offer are subject to regulatory and other approvals and are expected to be completed by April 2004.

The remaining 79.92 per cent interest in UTI Bank is held by a number of entities and shareholders including government institutions, corporate investors and individual shareholders.

Notes to editors:

1. The HSBC Group

HSBC in India offers a full range of banking and financial services from its 34 branches in the cities of Ahmedabad, Bangalore, Chandigarh, Chennai, Gurgaon, Hyderabad, Kolkata, Mumbai, New Delhi, Pune, Trivandrum and Visakhapatnam and over 150 in-branch and off-branch ATMs across the country. HSBC has a credit card base of over 650,000 customers in India and is the largest credit card merchant acquirer in the Indian credit cards industry.

The Hongkong and Shanghai Banking Corporation Limited is a principal and founding member of the HSBC Group which, with more than 9,500 offices in 79 countries and territories and assets of US$983 billion at 30 June 2003, is one of the world’s largest banking and financial services organisations.

2. Advisers to the HSBC Group

HSBC Securities and Capital Markets (India) Private Limited advised the HSBC Group on the transaction.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: December 2, 2003